EXECUTED COPY

P.E. 2/21/02

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 21, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item 1

ACTIVITY AND RESULTS

YEAR 2001

January 23, 2002

Santander Central Hispano

Santander Central Hispano cautions that this presentation contains forward looking statements. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America.

Agenda

- **Strategic priority during the year: Consolidation and reinforcement**
- Summary of Group activity in 2001
- Summary of Group results in 2001
- Risk performance in 2001
- Main management drivers and goals for 2002

After the strong expansion carried out under Program ONE (1999 - 2000) and the initial uncertainties about 2001...

... the year has been one of CONSOLIDATION and REINFORCEMENT

BASIC MANAGEMENT DRIVERS

- Reinforce the balance sheet
- Exploit the latest investments
- Control risks
- Reduce costs
- Complete domestic integration

+ Strength	+ Efficiency	+ Results

Adjustment of net attributable income in 2001 due to special allocations to provisions

In the third quarter of 2001 the Group decided to establish a special reserve amounting to EUR 1,000 million

At the end of the year, the special reserve was increased to EUR 1,287 million and assigned to Argentina

- Provision of 100% of Banco Río after the devaluation
- Greater flexibility to face future events

Net attributable income 2001 increased 10% over 2000 to EUR 2,486.3 million

In 2001, the Group has assigned approximately EUR 6,000 million to provisions

EUR Million



1,273
313
642
1,229
1,244
1,049
5,750
Ordinary provisions
Statistical
Goodwill (ordin.)
Goodwill (acceler.)
Special reserve
Other prov. + extraord.
Total provisions

Note: Special reserve: EUR 1,287 million, of which 1,244 million against 2001 income; existing reserve at year-end 2000: EUR 43 million.

Santander Central Hispano

Impact of the devaluation on Banco Río's book value

EUR Million

		BV (*)	Goodwill	Consolidated cost
Stake	80.3%	967	245	1,212
Devaluation impact (against equity)		-398	--	-398
		569	245	814
Option	18.5%	131	242	373
		701	487	1,187

The special reserve for Argentina amounting to EUR 1,287 million covers completely Banco Río's book value and goodwill

(*) Book Value

Group eligible capital improves in quantity and quality, reinforced by large unrealized capital gains

EUR Million and percentage terms



12.04%
+118 b.p.
10.86%
Tier II
3.22%
4.03%
Tier I
7.64%
+37 b.p.
8.01%
Dec'00
Dec'01
5,696
+45%
8,252
Excess over min. capital



6,000
3,000
Industrial Group
Alliances
3,000
Dec'01 (e)

Note: At year-end 2001, and pending the expected amortization of preferred shares amounting to EUR 900 million, Group BIS ratio: 12.76%; Tier I: 8.44%.

Santander Central Hispano

Group NPLs, under strict control and continuously increasing coverage


NPL ratio (%)
2.41
2.26
2.13
1.86
Jun'00
Dec'00
Jun'01
Dec'01


NPL coverage (%)
113
123
137
143
Jun'00
Dec'00
Jun'01
Dec'01

In the income statement, efforts on cutting personnel + general expenses ...

EUR Million



9,161
8,851
8,541
-6.8%
real saving
2000
2001

Note: In order to provide a consistent comparison, assumed that in 2000 the new acquisitions took place on January 1, and in 2001 inflation rate was 3.5%. Exchange rate effect excluded.

... which produced a new improvement in the Group's efficiency ratio


62.11%
57.70%
56.11%
53.98%
-8.13 p.p.
1998
1999
2000
2001

Agenda

- Strategic priority during the year: Consolidation and reinforcement
- **Summary of Group activity in 2001**
- Summary of Group results in 2001
- Risk performance in 2001
- Main management drivers and goals for 2002

Our maxim: + business with - costs has been developed in our four main business areas

Spain	■ New steps towards Group integration to improve our efficiency and strengthen our position
Portugal and rest of Europe	■ Critical mass in Portugal; increasing market share ■ Expansion in consumer financing activities
Latin America	■ Leading franchise: exploiting the rationalization process
Industrial Group	■ Stakes in traditional and high potential sectors

In Spain, heading towards a more efficient retail network focused on business

Main actions in 2001:

- Launch of the single brand
- Rationalization of branches and staff
- Segmentation of customers and migration of companies to specialized channels
- Streamlining central and regional structures

New Division: Santander Central Hispano Commercial Banking

Number of branches and impact of closures in Spain



6,463
6,011
5,518
4,665
4,165
-2,300 (*)
(-35%)
Dec'98
Dec'99
Dec'00
Dec'01 (e)
Jun'02 (e)

(*) Net of openings

Headcount: gross personnel reductions in Spain

Total personnel reductions: 18,446
37% vs. '98 headcount


6,079
3,872
3,395
2,700
2,400
Dec'99
Dec'00
Dec'01
Dec'02 (e)
Dec'03 (e)

Note: Not including 4,607 new hires

Santander Central Hispano

Expenses in Spain already reflect the measures adopted

EUR Million


2,486
2,430
2000
2001
Equivalent to a real cost saving of 5.0%

Santander Central Hispano network
+ Banesto + Hispamer

In summary: Commercial banking in Spain (*) combines integration with improvements in efficiency and net operating income ...



Efficiency ratio (%)
60.4
56.7
53.3
50.2
-10 p.p.
1998
1999
2000
2001



Net operating income
EUR Million
CAGR= +14%
1,404
1,576
1,802
2,064
+14.6%
1998
1999
2000(**)
2001

(*) SAN Retail Banking + Hispamer + Banesto
(**) Excluding commissions assigned to Retail B. for the placement of SAN's capital increase shares

... maintaining a great capacity to place key products: loans ...

Production of mortgages. Retail networks in Spain (*)


EUR Million
6,423
7,773
+21.0%
2000
2001

(*) Santander Central Hispano + Banesto

... and customer funds

In 2001, record capture of individual pension funds: +EUR 611 million ...



EUR Million
4,224
4,698
+11%
Dec'00
Dec'01

... and further reinforcement of our leadership in mutual funds market share



23.1%
24.3%
25.4%
26.3%
Dec'98
Dec'99
Dec'00
Dec'01 (e)

Note: In 2000 and 2001 mutual funds market share includes real estate funds

In Portugal, greater efficiency and profitability with strong business drive

- Technological and operating integration, with specialized networks
- Successful advertising campaigns reflected on volumes
  - Total managed funds (*): +17%

  and market shares
  - Mortgages (**): +0.30 p.p.
  - Mutual funds: +3.40 p.p.
  - Struct. bonds: +1.40 p.p.
  - Life insurance: +5.50 p.p.

Net attributable income


EUR Million
111
200
+81%
2000
2001

Efficiency ratio (%)


52.3
49.2
-3.1 p.p.
2000
2001

(*) Loans + customer funds
(**) Market share of new production reached 17.3% in 2001

Comparison of customer funds market share in Portugal (*)



Increase in market share in p.p. (Sep.'01/Sep.'00)
Market share Sep.'01 (%)
BES
+0.8
13.0
SAN
+0.5
10.1
BPI
+0.1
9.3
CGD
-0.7
25.8
BCP
-1.6
22.6

(*) Deposits + Mutual funds

Santander Central Hispano

Iberian Peninsula
EUR Million

	Customers (millions)	Loans	Customer funds
Santander Central Hispano Commercial Banking	8.4	47,840	81,120
Banesto Group	2.0	25,440	36,190
Portugal	1.8	19,600	21,760
Rest	1.8	6,365	11,556
TOTAL	**14.0**	**99,245**	**150,626**

Market share: 17%

Customer funds: Deposits excluding REPOs + Mutual funds + Pension funds

Consumer financing in Europe
EUR Million

	Clients (millions)	Loans	Net attributable income
Hispamer	1.8	5,480	71
CC Bank+AKB (1)	2.0	5,425	104
Finconsumo	0.5	786	4
TOTAL	4.3	11,691	179

(1) Proforma

Group Assets Under Management (*): EUR 95,000 million



One of the leading asset management companies in Europe

(*) Includes mutual funds + pension funds + managed portfolios

Latin America

Regional franchise: identity of business, operating and technological schemes

- **Business drive:**
  - Customer Banking
  - Service: extension of the quality model
  - Human Resources management
  - Single technological platform: Altair
- **New cost saving measures**
  - Technological, operating and central services integration when mergers are not feasible
  - Streamlining measures at a regional level (technology, purchases, real estate…)

Latin America: Efficiency ratio



61.4%
53.2%
53.1%
-11.9 p.p.
49.5%
1998
1999
2000
2001

In Latin America, the Group's market share surpassed 10% on both the assets and liabilities sides

In percentage terms

Loan market share


10.5
Latest

Customer fund market share (*)


10.3
Latest

Pension funds: 13.9%

Mutual funds: 8.2%

Deposits: 10.4%

(*) Deposits + Mutual funds + Pension funds

Breakdown of net attributable income in Latin America by country

Net attributable income 2001: US$ 1,510 million



Mexico
33%
Chile
17%
Argentina
3%
Other
9%
Brazil
38%

Note: Excluding goodwill amortization, financing costs and special reserve for Argentina

Brazil: business relaunch, integration, modernization and higher efficiency

Banespa

- "Voluntary Redundancy Program"
- Efficiency Improvement Program
- Technological Renewal Program
- Business activity, launch of new products:
  - Deposits + Mutual f. (*) +10%
  - Customers +400,000

Net attributable income (**)


EUR Million
574
664
+16%
Budget '01
2001

Efficiency ratio (%) (**)


54.6
49.1
-5.5 p.p.
2000
2001

(*) In local currency. Court escrow deposits not included
(**) Group total in Brazil

Mexico: Successful integration Serfin / Santander Mexicano

Serfin

- Partial integration with Santander Mexicano
  - Computer and operating systems through Altair
  - Remaining supporting areas
- Campaigns focused on cards and capturing funds
- Additional cost savings measures

Net attributable income (*)


EUR Million
460
+27%
583
Budget '01
2001

Efficiency ratio (%) (*)


59.9
-10.4 p.p.
48.5
2000
2001

(*) Group total in Mexico

Santander Central Hispano

Industrial Group

Goal

- Maximize its contribution to results

Management in 2001

- Total investments: EUR 914 million
- Total disinvestments: EUR 3,075 million

Main transactions in 2001

- Gross realized capital gains: Vodafone (EUR 1,712 million), AHOLD (EUR 186 million)
- The Group's stake in Auna rose to 10.87%. An additional 12.6% acquired at the beginning of 2002

Optimal and selective diversification of investments to actively manage our industrial porfolio

Market value: EUR 8,000 million.
Unrealized capital gains: EUR 3,000 million

Data as of December 2001



30%
39%
21%
10%

Stable
- Cepsa
- Fenosa
- Dragados
- Vallehermoso
- Urbis

Under development
- Auna
- ONO
- Others

Vodafone

Financial stakes
- Antena 3TV
- T. Reunidas
- Others

All of this in order to realize the great possibilities of our Group, which already has 39 million customers



Spain: 12.2
Germany: 2
Rest of Europe: 0.5
Latin America: 23
Portugal: 1.8

Agenda

- Strategic priority during the year: Consolidation and reinforcement
- Summary of Group activity in 2001
- **Summary of Group results in 2001**
- Risk performance in 2001
- Main management drivers and goals for 2002

Consolidated Group results (I)

EUR Million

	2001	2000	Variation Amount	Variation (%)
Net interest revenue	10,256.8	8,289.6	1,967.2	23.73
Net fees and commissions	4,621.7	4,013.0	608.7	15.17
BASIC REVENUE	14,878.5	12,302.6	2,575.9	20.94
Trading gains	685.1	702.1	-17.0	-2.42
NET OPER. REVENUE	15,563.6	13,004.7	2,559.0	19.68
Personnel expenses	-5,258.3	-4,451.0	-807.3	18.14
General expenses	-3,142.7	-2,845.4	-297.3	10.45
PERSONNEL+GENERAL	-8,401.0	-7,296.4	-1,104.6	15.14
Depreciation and other operating costs	-1,218.2	-1,019.7	-198.5	19.46
NET OPER. INCOME	5,944.5	4,688.6	1,255.9	26.79

Consolidated Group results (II)

EUR Million

	2001	2000	Variation Amount	Variation (%)
NET OPER. REVENUE	**5,944.5**	**4,688.6**	**1,255.9**	**26.79**
Equity-acc. holdings (net)	521.9	754.3	-232.4	-30.81
Group transactions (gains)	1,169.4	384.8	784.6	203.87
Provisions for loan-losses	-1,586.0	-1,048.3	-537.7	51.29
Goodwill	-1,873.0	-598.5	-1,274.4	212.92
Special reserve	-1,244.0	--	-1,244.0	--
Other income	1,304.5	-406.8	1,711.3	--
INCOME BEFORE TAXES	**4,237.3**	**3,774.0**	**463.3**	**12.28**
Corporate tax	-910.4	-714.9	-195.5	27.35
Preferred shareholders	500.3	442.5	57.8	13.05
Minority interests	340.3	358.5	-18.1	-5.06
NET ATTRIB. INCOME	**2,486.3**	**2,258.1**	**228.2**	**10.10**

Basic revenue: 21% increase in 2001

EUR Million



Net interest revenue
CAGR = 24%
6,670
8,290
10,257
+23.7%
1999
2000
2001



Net fees and commissions
CAGR = 23%
3,077
4,013
4,622
+15.2%
1999
2000
2001

Increase in net interest revenue (*) in six out of the last seven quarters, reaching a record figure in the last one



EUR Million
1,624
1,822
2,167
2,253
2,349
2,434
2,376
2,549
Q1
Q2
Q3
Q4
2000
Q1
Q2
Q3
Q4
2001

(*) Excluding dividends

Increase in net operating revenue with reduced weight of trading gains

EUR Million



Trading gains
Net int. rev. + commissions
CAGR = 24%
10,127
4%
13,005
5%
15,564
4%
+19.7%
1999
2000
2001

Net operating income: growth in all business areas
EUR Million


CAGR = 31%
5,944
4,689
3,479
+26.8%
1999
2000
2001

High quality and sustainability of Group income supported by BUSINESS DIVERSIFICATION

Net attributable income January- December 2001 (*)



Retail Banking
64%
Industrial
Group and
Alliances
18%
Global
Wholesale Banking
9%
Asset
Management &
Private Banking
8%

(*) Business areas + Industrial Group and Alliances (excluding capital gains arising from the sale of Vodafone shares)

Group income grew significantly compared with the main international banks

Net attributable income. Variation in percentage terms



Wells Fargo -15
Citigroup +4
JP Morgan Chase -70
Bank of New York -15
Deutsche Bank (*) -38
Dresdner (*) +20
ABN (*) +17
BNP (*) -7
Société Générale (*) -20
UBS (*) -39
Credit Suisse (*) -53
Santander Central Hispano +10

(*) Data as of September 2001, latest available

Agenda

- Strategic priority during the year: Consolidation and reinforcement
- Summary of Group activity in 2001
- Summary of Group results in 2001
- **Risk performance in 2001**
- Main management drivers and goals for 2002

Santander Central Hispano credit risk

Group total : EUR 208,349 million


Rest of America
2.8%
Latin America
26.5%
Spain
54.7%
16.0%
Rest of Europe
Europe
70.7%

Group NPLs under strict control ...



NPL ratio (%)
2.41
2.26
2.13
1.86
Jun'00
Dec'00
Jun'01
Dec'01



Spain
0.77
0.81
0.76
0.88
Jun'00
Dec'00
Jun'01
Dec'01



Latin America
5.12
4.52
3.99
3.32
Jun'00
Dec'00
Jun'01
Dec'01

... with increasing NPL coverage



NPL coverage ratio (%)
113
123
137
143
Jun'00
Dec'00
Jun'01
Dec'01



Spain
189
192
217
206
Jun'00
Dec'00
Jun'01
Dec'01



Latin America
96
110
124
129
Jun'00
Dec'00
Jun'01
Dec'01

Cost of credit risk
Specific provisions (*)
EUR Million

	Group Total	Spain	Rest of Europe	Latam	Rest
Provisions for loan-losses	1,855	345	174	1,264	72
Write-off recoveries	(494)	(147)	(42)	(297)	(8)
Net provisions	1,362	199	131	968	64
Net provisions over average loan portfolio (%)	0.66	0.18	0.41	1.71	1.21

(*) Statistical and generic provisions not included

Spain: Segment NPL ratios and relative weights in the portfolio



(1.0)
1.1
(1.1)
1.2
(0.9)
0.9
(0.4)
0.3
(0.2)
0.2
28.4
9.9
27.2
22.0
9.4
Individuals
Shops
SMEs
Corporat.
Institutions and other
Relative share (%)
NPL ratio (%)

In brackets: NPL ratio as of Dec. 2000. Other data as of latest available. Special doubtful loans included.

Santander Central Hispano

Trends in NPLs

In percentage terms

	NPL ratio		Coverage	
	Dec'01	Dec.'00	Dec.'01	Dec.'00
Argentina	4.96	4.65	100.2	95.5
Brazil	4.30	7.07	175.0	140.6
Chile	3.01	2.23	113.1	140.1
Mexico	1.49	3.48	170.2	92.9
Puerto Rico	2.45	1.48	99.3	117.3
The Big 5	**2.79**	**3.64**	**134.2**	**117.2**
Rest of Latin America	7.74	11.57	111.8	91.2
Total Latin America	**3.32**	**4.52**	**128.6**	**109.6**

68% of total risk is concentrated in Investment Grade countries (Moody´s Baa3) (*)

Coverage →

Doubtful loans	100%
NPLs	100%
Special watch	32%

(*) Chile, Mexico and Puerto Rico

Santander Central Hispano

Market risk

	VaR year-end		Net oper. revenue
	Present US$ Mill.	VaRLimits US$ Mill.	2001 US$ Mill.
Latin America	14.1	47.4	263.6
Europe	2.8	20.5	157.6
USA	4.2	18.9	46.7
Other	0.3	0.5	3.8
Total	**17.7**	**67.5**	**471.7**

Note: VaR amounts not to be added due to diversification effect

Total provisionable country risk (balance)
31.12.2001
US$ Million

	Risk	Allowances	Net risk
TOTAL	1,071.9	(284.8)	787.1



Allowances
Risk
2,219
553
1,820
492
1,481
338
1,500
354
1,342
397
1,072
285
31.12.98
31.12.99
31.12.00
30.06.01
30.09.01
31.12.01

Santander Central Hispano

In short, with regard to risks, the year 2001 can be distinguished by:

- **NPL REDUCTION** (from 2.26% to 1.86%)
- **INCREASE IN COVERAGE** (from 123% to 143%)
- **CAREFUL MANAGEMENT OF MARKET RISK**
- **COUNTRY RISK CONTAINMENT**
- **RISK DIVERSIFIED BY SEGMENTS AND GEOGRAPHICAL AREAS**

To conclude

Positive income performance despite the environment:
higher revenues with lower costs and risks

Growing contribution of the latest investments

Establishment of a special reserve to reinforce the balance sheet

Solid base to continue our profitable growth

Agenda

- Strategic priority during the year: Consolidation and reinforcement
- Summary of Group activity in 2001
- Summary of Group results in 2001
- Risk performance in 2001
- **Main management drivers and goals for 2002**

Relationship between GDP growth and Group income

Yearly GDP growth rate (%)


Spain
Euro Zone
Latin America
4.3
4.1
4.3
4.1
2.9
2.6
3.4
2.7
1.9
3.6
3.2
3.0
2.0
0.2
1.5
1.7
0.7
1.2
1998
1999
2000
2001(e)
2002(e)
2003(e)

Source: Consensus Forecast, OECD

Economic scenario →	Growth 1998 - 2000	Adjustment 2001 - 2002	Growth 2003
Group net att. income (yearly increase)	25% (*)	10%	

(*) Yearly average excluding new acquisitions and exchange rate effect

Santander Central Hispano

Santander Central Hispano faces 2002 from a solid starting point ...

- High solvency (adjusted by the amortization of preferred shares):
  - BIS ratio: 12.04% Tier I: 8.01%
  - Excess over min. capital: EUR 8,252 million
- Large unrealized capital gains: EUR 6,000 million
- Special reserve for Argentina amounting to EUR 1,287 million that covers completely our investment in Banco Río
- Low NPL ratio and high coverage:
  - NPL ratio: 1.86%
  - Coverage: 143%
- Large capacity to generate ordinary and extraordinary income

... which will enable the Group to develop its management drivers

- Continue to increase efficiency. Towards 50%
- The highest solvency
- The best risk quality
- The best customer service quality
- The most efficient technology: PES27
- Greater business activity in Spain and Portugal
- Consolidation of consumer financing activities in Europe
- Improve efficiency ratio and leverage the regional franchise in Latin America

Goals for 2002

Net attrib. income aims at:	+10% increase (EUR 2,700 million)
Annual cost reduction (*)	> EUR 500 million
Efficiency ratio	< 52%
BIS ratio	$\geq$ 12%

(*) In real terms

Efficiency ratio


Improvement '02 / '01: > 2 p.p.
-10 p.p.
62%
58%
56%
54%
<52%
'98
'99
'00
'01
'02 (e)

Net attributable income

EUR Million

Increase '02 / '01: +10%



+116% in 4 years
1,250
1,575
2,258
2,486
2,700
'98
'99
'00
'01
'02 (e)

Santander Central Hispano

AENOR
ER
Empresa Registrada
ER-0000/0/00

CERTIFIED
IQNet
QUALITY SYSTEM

02
Member of Dow Jones Sustainability Indexes

Item 2

APPENDIX

January - December 2001

- Consolidated Group
  - Results
  - Loans and customer funds
  - Shareholders´ equity
  - Goodwill
- Business Areas
  - Retail Banking in Spain
  - Banesto
  - Retail Banking Abroad
  - Asset Management and Private Banking
  - Global Wholesale Banking
  - Corporate Activities
- Other information
  - Portugal “proforma”
  - Latin America “proforma”

CONSOLIDATED GROUP

Quarterly results (I)

EUR Million

	2000	2001			
	Q4	Q1	Q2	Q3	Q4
Net interest revenue (excl. div.)	2,253.3	2,349.0	2,434.3	2,375.8	2,549.2
Dividends	97.8	64.0	305.2	56.1	123.1
Net interest revenue	**2,351.1**	**2,413.0**	**2,739.5**	**2,432.0**	**2,672.3**
Net fees and commissions	1,108.0	1,163.4	1,178.4	1,153.9	1,126.1
Basic revenue	**3,459.1**	**3,576.4**	**3,917.9**	**3,585.8**	**3,798.3**
Trading gains	209.1	239.7	207.2	158.9	79.3
Net operating revenue	**3,668.1**	**3,816.2**	**4,125.1**	**3,744.8**	**3,877.7**
Personnel + gen. expenses	(2,192.6)	(2,126.8)	(2,161.1)	(2,032.2)	(2,080.8)
a) Personnel expenses	(1,298.1)	(1,324.8)	(1,360.1)	(1,271.7)	(1,301.7)
b) General expenses	(894.6)	(802.0)	(801.1)	(760.5)	(779.1)
Depreciation	(257.0)	(235.0)	(244.4)	(246.6)	(261.3)
Other operating costs	(52.9)	(61.1)	(50.9)	(61.4)	(57.5)
Operating costs	**(2,502.5)**	**(2,422.8)**	**(2,456.5)**	**(2,340.2)**	**(2,399.7)**
Net operating income	**1,165.6**	**1,393.3**	**1,668.6**	**1,404.6**	**1,478.0**

Quarterly results (II)
EUR Million

	2000	2001			
	Q4	Q1	Q2	Q3	Q4
Net operating income	**1,165.6**	**1,393.3**	**1,668.6**	**1,404.6**	**1,478.0**
Inc. from equity - acc. holdings	133.4	225.0	(15.5)	230.9	81.5
Less:					
Div. from equity - acc. holdings	*81.5*	*23.1*	*273.5*	*26.0*	*101.0*
Earnings from Group transac.	23.2	195.4	137.6	265.0	571.4
Net provisions for loan - losses	(397.5)	(359.4)	(475.7)	(489.3)	(261.6)
Writedown of invest. securities	(1.2)	1.3	0.1	(1.7)	(0.3)
Goodwill amortization	(377.1)	(351.0)	(952.1)	(192.0)	(377.8)
Other income	409.7	67.0	840.7	(198.4)	(648.1)
Income before taxes	**956.1**	**1,171.6**	**1,203.7**	**1,019.0**	**843.0**
Corporate tax	(151.1)	(251.5)	(258.2)	(227.3)	(173.4)
Net consolidated income	**805.0**	**920.1**	**945.6**	**791.7**	**669.6**
Minority interests	77.7	123.5	99.6	64.1	53.2
Div. - preferred shareholders	111.0	128.3	132.4	116.7	122.9
Net attributable income	**616.3**	**668.3**	**713.6**	**610.9**	**493.5**

Net fees and commissions

EUR Million

	Jan-Dec 2001	Jan-Dec 2000	Variation Amount	Variation (%)	Jan-Dec 1999
Mutual & pension funds	1,551.7	1,397.6	154.1	11.03	1,231.2
Credit and debit cards	539.4	498.8	40.6	8.14	391.6
Securities services	598.6	725.2	(126.6)	(17.46)	517.3
Contingent liabilities	209.5	202.1	7.4	3.65	165.8
Commercial paper	488.2	288.9	199.2	68.96	153.6
Account management	513.5	366.3	147.2	40.19	305.6
Insurance	230.0	128.4	101.5	79.07	84.5
Other operations	490.9	405.6	85.3	21.03	227.5
Total	**4,621.7**	**4,013.0**	**608.7**	**15.17**	**3,077.1**

Personnel and general expenses
EUR Million

	Jan-Dec 2001	Jan-Dec 2000	Variation Amount	Variation (%)	Jan-Dec 1999
Personnel expenses	5,258.3	4,451.0	807.3	18.14	3,775.8
General expenses	3,142.7	2,845.4	297.3	10.45	2,067.4
Information technology	546.4	506.0	40.4	7.99	325.6
Communications	347.2	287.6	59.6	20.71	229.8
Advertising	340.1	305.2	34.8	11.42	203.1
Buildings and premises	560.7	509.6	51.1	10.04	393.1
Printed & office material	109.6	92.2	17.3	18.76	74.6
Taxes (other than income tax)	203.6	189.0	14.7	7.76	150.7
Other expenses	1,035.1	955.8	79.3	8.30	690.5
Total	**8,401.0**	**7,296.4**	**1,104.6**	**15.14**	**5,843.2**

Net loan-loss and country risk provisions

EUR Million

	Jan-Dec 2001	Jan-Dec 2000	Variation Amount	Variation (%)	Jan-Dec 1999
Non - performing loans	2,141.0	1,519.4	621.6	40.91	1,375.7
Country - risk	(61.4)	(93.0)	31.6	(34.03)	(17.9)
Recovery of written - off assets	(493.6)	(378.1)	(115.6)	30.56	(369.7)
Net provisions	**1,586.0**	**1,048.3**	**537.7**	**51.29**	**988.1**

Risk management *
EUR Million

	Dec. 2001	Dec. 2000	Variation Amount	Variation (%)	Dec. 1999
Non - performing loans	3,895.5	4,527.5	(631.9)	(13.96)	2,997.8
NPL ratio (%)	1.86	2.26	(0.40)		1.97
Allowances for loan losses	5,583.0	5,570.4	12.7	0.23	3,622.6
NPL coverage (%)	143.32	123.04	20.28		120.84
Non - performing loans **	3,489.8	4,135.0	(645.2)	(15.60)	2,593.3
NPL ratio (%) **	1.67	2.06	(0.39)		1.71
NPL coverage (%) **	159.98	134.71	25.27		139.69

(*) Excluding country - risk
(**) Excluding NPLs backed by residential mortgages
Note: NPL ratio: Non - performing loans / computable risk

Loans
EUR Million

	Dec. 2001	Dec. 2000	Variation Amount	Variation (%)	Dec. 1999
Public sector	4,249.7	4,148.9	100.8	2.43	4,099.6
Private sector	84,721.7	81,677.6	3,044.1	3.73	71,443.4
Secured loans	33,028.3	27,652.7	5,375.6	19.44	23,899.7
Other loans	51,693.4	54,024.9	(2,331.5)	(4.32)	47,543.7
Non - resident sector	90,138.0	88,730.0	1,408.0	1.59	55,394.2
Secured loans	24,301.2	22,898.5	1,402.7	6.13	14,508.5
Other loans	65,836.8	65,831.5	5.3	0.01	40,885.7
Gross loans	**179,109.4**	**174,556.4**	**4,553.0**	**2.61**	**130,937.2**
Less: allowance for loan losses	5,287.3	5,172.2	115.1	2.23	3,465.1
Net loans	**173,822.0**	**169,384.2**	**4,437.8**	**2.62**	**127,472.1**
Note: Doubtful loans	3,894.5	4,517.9	(623.5)	(13.80)	2,999.6
Public sector	4.5	3.7	0.7	19.89	8.7
Private sector	931.0	855.5	75.5	8.82	850.0
Non - resident sector	2,959.0	3,658.7	(699.7)	(19.12)	2,140.9

NOTE: Exluding securitization: Secured loans +23%; excluding exchange rate effect : Non residents +4%; excluding exchange rate effect and securitizations: Gross loans +4.5%

Customer funds (I)

EUR Million

	Dec. 2001	Dec. 2000	Variation Amount	Variation (%)	Dec. 1999
Public sector	14,466.9	2,358.6	12,108.2	513.36	2,151.5
Private sector	71,106.1	68,458.5	2,647.6	3.87	62,458.6
Demand deposits	21,252.2	20,236.2	1,016.0	5.02	19,127.0
Saving accounts	15,472.4	13,734.3	1,738.1	12.65	13,008.3
Time deposits	18,370.7	20,933.3	(2,562.7)	(12.24)	19,206.2
REPOs	15,928.3	13,407.8	2,520.5	18.80	10,971.4
Other accounts	82.6	146.9	(64.3)	(43.77)	145.8
Non - resident sector	95,169.1	98,737.3	(3,568.2)	(3.61)	56,963.1
Deposits	84,901.4	88,305.3	(3,403.9)	(3.85)	51,267.1
REPOs	10,267.7	10,432.0	(164.3)	(1.58)	5,695.9
Total customer deposits	**180,742.1**	**169,554.5**	**11,187.6**	**6.60**	**121,573.1**
Debt securities	41,609.1	34,165.9	7,443.2	21.79	24,084.8
Subordinated debt	12,996.0	10,729.9	2,266.0	21.12	8,098.7
Tot. cust. funds (on-balance)	**235,347.2**	**214,450.3**	**20,896.9**	**9.74**	**153,756.6**

NOTE: Excluding new acquisitions and exchange rate effect: Customer deposits +7.9%, On-balance sheet customer funds +10.2%

Santander Central Hispano

Customer funds (II)

EUR Million

	Dec. 2001	Dec. 2000	Variation Amount	Variation (%)	Dec. 1999
Tot. cust. funds (on-balance)	**235,347.2**	**214,450.3**	**20,896.9**	**9.74**	**153,756.6**
Tot. mngd. funds (off-balance)	**95,065.2**	**88,648.2**	**6,417.1**	**7.24**	**78,475.7**
Mutual funds	68,535.0	65,011.9	3,523.1	5.42	59,840.3
Spain	49,487.6	49,241.6	246.0	0.50	51,365.7
Abroad	19,047.5	15,770.4	3,277.1	20.78	8,474.7
Pension funds	18,841.9	16,397.3	2,444.6	14.91	13,071.6
Spain	5,443.8	4,940.3	503.4	10.19	4,537.2
Individuals	*4,698.0*	*4,222.7*	*475.3*	*11.26*	*3,971.6*
Abroad	13,398.1	11,457.0	1,941.2	16.94	8,534.4
Managed portfolios	7,688.3	7,238.9	449.4	6.21	5,563.7
Spain	2,250.7	2,242.7	8.0	0.36	2,922.8
Abroad	5,437.6	4,996.2	441.4	8.83	2,641.0
Total customer funds	**330,412.4**	**303,098.5**	**27,313.9**	**9.01**	**232,232.3**

NOTE: Excluding new acquisitions and exchange rate effect:
Off-balance sheet managed funds + 8.5%, Total customer funds +9.7%

Consolidated goodwill

EUR Million

	Dec. 2001	Dec. 2000	Variation 2001/2000
Banesto	461.1	512.7	(51.6)
Industrial Group	345.1	351.1	(6.0)
Banks in Europe	2,433.3	2,954.8	(521.6)
Latin America	5,948.4	7,114.4	(1,166.0)
Other	688.4	699.7	(11.3)
Total	**9,876.3**	**11,632.8**	**(1,756.5)**

Shareholders´equity and capital ratios

EUR Million	Dec. 2001	Dec. 2000	Variation Amount	Variation (%)	Dec. 1999
Subscribed capital stock	2,329.7	2,280.1	49.6	2.17	1,833.9
Paid - in surplus	8,651.0	8,078.2	572.8	7.09	3,220.0
Reserves	5,466.4	5,437.1	29.3	0.54	1,592.6
Reserves consolidated companies (net)	1,545.9	1,041.6	504.3	48.41	709.0
Total primary capital	**17,993.0**	**16,837.0**	**1,155.9**	**6.87**	**7,355.5**
Net attributable income	2,486.3	2,258.1	228.2	10.10	1,575.1
Treasury stock	(21.4)	(56.1)	34.7	(61.87)	(35.7)
Distributed interim dividend	(685.4)	(597.0)	(88.3)	14.80	(403.5)
Shareholders' equity period end	**19,772.5**	**18,442.1**	**1,330.4**	**7.21**	**8,491.5**
Interim dividend pending distribution	(350.0)	(301.5)	(48.6)	16.11	(201.7)
Final dividend	(294.0)	(342.7)	48.7	(14.20)	(263.5)
Shareholders' equity after allocation of period end results	**19,128.4**	**17,797.9**	**1,330.5**	**7.48**	**8,026.2**
Preferred shares	6,879.0	6,644.2	234.8	3.53	5,334.7
Minority interests	1,394.9	2,488.6	(1,093.6)	(43.95)	1,602.3
Shareholders' equity & minority interests	**27,402.4**	**26,930.6**	**471.7**	**1.75**	**14,963.2**
Basic capital (Tier I)	17,257.9	15,207.1	2,050.8	13.49	12,456.1
Supplementary capital	8,824.1	6,413.8	2,410.3	37.58	5,852.8
Eligible capital	**26,082.0**	**21,620.9**	**4,461.1**	**20.63**	**18,308.9**
Risk weighted assets (BIS criteria)	204,445.5	199,062.7	5,382.9	2.70	152,172.4
BIS ratio	**12.76**	**10.86**	**1.90**		**12.03**
Tier I	**8.44**	**7.64**	**0.80**		**8.19**
Excess (amount)	9,726.4	5,695.9	4,030.5	70.76	6,135.1

Note: Adjusted by the amortization of preferred shares amounting to EUR 900 million, **BIS ratio : 12.04%; Tier I: 8.01%**

Santander Central Hispano

Performance of the Santander Central Hispano Group's headcount.

	Dec. 2001	Dec. 2000	Variation 12.01/12.00 Amount	%
Spain	40,741	43,059	-2,318	-5.4
Latin America	62,879	75,124	-12,245	-16.3
Rest	11,307	11,457	-150	-1.3
Total	114,927	129,640	-14,713	-11.3

BUSINESS AREAS

Net operating income and efficiency ratio by Business Areas

EUR Million

	Net operating income				Efficiency (%)	
	Jan-Dec 2001	Jan-Dec 2000	Variation Amount	%	Jan-Dec 2001	Jan-Dec 2000
Retail Banking in Spain (*)	1,487.5	1,329.4	158.1	11.89	49.43	52.53
Banesto	576.0	505.0	71.0	14.06	52.11	55.42
Retail Banking Abroad	3,843.6	2,486.6	1,357.0	54.57	50.57	54.20
Asset Mgmt. & Priv. B.	551.6	415.1	136.4	32.86	42.75	46.43
Global Wholesale Banking	616.5	525.3	91.2	17.36	39.71	43.96
Corporate Activities	(1,130.8)	(572.9)	(557.9)	(97.37)	--	--
Total	**5,944.5**	**4,688.6**	**1,255.9**	**26.79**	**53.98**	**56.11**

(*).- Excluding commissions assigned to Retail Banking for the placement of SAN's capital increase shares in 2000: +14.6%

Santander Central Hispano

Net attributable income and ROE by Business Areas
EUR Million

	Net attrib. income				ROE (%)	
	Jan-Dec 2001	Jan-Dec 2000	Variation Amount	Variation %	Jan-Dec 2001	Jan-Dec 2000
Retail Banking in Spain	833.2	795.7	37.6	4.72	34.05	34.53
Banesto	415.4	373.9	41.5	11.10	20.99	20.95
Retail Banking Abroad	1,592.5	1,034.6	557.9	53.92	19.64	16.55
Asset Mgmt. & Priv. B.	386.2	289.8	96.4	33.27	34.94	31.12
Global Wholesale Banking	392.5	339.7	52.8	15.55	18.73	15.12
Corporate Activities	(1,133.5)	(575.5)	(558.0)	(96.96)	--	--
Total	**2,486.3**	**2,258.1**	**228.2**	**10.10**	**17.59**	**20.86**

NPL ratio and coverage by Business Areas

	NPL ratio (%)		NPL coverage (%)	
	2001	2000	2001	2000
Retail Banking in Spain	1.14	0.95	145.88	141.27
Banesto	0.81	0.84	253.27	227.27
Retail Banking Abroad	3.23	4.16	124.25	109.58
Asset Mgmt. & Private Banking	0.09	0.07	--	--
Global Wholesale Banking	0.85	0.93	239.89	173.59
Total	**1.86**	**2.26**	**143.32**	**123.04**

Retail Banking in Spain

EUR Million

	Jan-Dec 2001	Jan-Dec 2000	Variation Amount	Variation (%)
Net interest revenue	**2,262.6**	**2,096.3**	**166.4**	**7.94**
Net fees and commissions	1,101.9	1,166.8	(65.0)	(5.57)
Basic revenue	**3,364.5**	**3,263.1**	**101.4**	**3.11**
Trading gains	43.3	42.8	0.6	1.29
Net operating revenue	**3,407.8**	**3,305.8**	**102.0**	**3.08**
Personnel and general expenses	(1,684.3)	(1,736.6)	52.3	(3.01)
a) Personnel expenses	(1,233.2)	(1,281.6)	48.4	(3.77)
b) General expenses	(451.1)	(455.0)	3.9	(0.86)
Depreciation	(195.4)	(231.9)	36.5	(15.75)
Other operating costs	(40.6)	(7.9)	(32.7)	413.70
Net operating income	**1,487.5**	**1,329.4**	**158.1**	**11.89**
Income from equity - acc. holdings	(1.3)	3.6	(4.9)	--
Other income	15.8	25.8	(10.0)	(38.86)
Net provisions for loan - losses	(299.3)	(193.2)	(106.1)	54.93
Goodwill amortization	0.0	0.0	0.0	--
Income before taxes	**1,202.8**	**1,165.7**	**37.1**	**3.18**
Net consolidated income	**835.2**	**799.9**	**35.3**	**4.41**
Net attributable income	**833.2**	**795.7**	**37.6**	**4.72**

Retail Banking in Spain : Business
EUR Million

Gross loans (*)



+6.8% (**)
20,939
24,609
+17.5%
12,086
13,122
+8.6%
+0.9%
3,416
3,446
16,316
15,160
-7.1%
Mortgages
Secured loans
Leasing
Rest
Dec'00
Dec'01

(*) Average monthly balances
(**) Excluding securitization effect

Santander Central Hispano

Retail Banking in Spain : Business
EUR Million

Total customer funds (*)



+6.0%
+4.9%
22,629 23,728
+7.6%
16,484 17,744
-0.1%
36,220 36,196
+11.8%
3,380 3,780
Demand deposits
Time deposits
Mutual funds
Pension funds
Dec'00 Dec'01

(*) Average monthly balances. REPOs excluded.

Santander Central Hispano

Banesto

EUR Million

	Jan-Dec 2001	Jan-Dec 2000	Variation Amount	Variation (%)
Net interest revenue	**969.8**	**903.0**	**66.8**	**7.40**
Net fees and commissions	420.4	418.7	1.7	0.40
Basic revenue	**1,390.2**	**1,321.8**	**68.5**	**5.18**
Trading gains	40.6	30.3	10.3	33.92
Net operating revenue	**1,430.8**	**1,352.1**	**78.7**	**5.82**
Personnel and general expenses	(745.6)	(749.3)	3.7	(0.50)
a) Personnel expenses	(549.4)	(558.3)	8.9	(1.60)
b) General expenses	(196.2)	(191.0)	(5.2)	2.73
Depreciation	(84.1)	(82.1)	(2.0)	2.44
Other operating costs	(25.1)	(15.7)	(9.4)	60.18
Net operating income	**576.0**	**505.0**	**71.0**	**14.06**
Income from equity - acc. holdings	63.0	72.6	(9.6)	(13.22)
Other income	31.5	(51.4)	82.8	--
Net provisions for loan - losses	(146.7)	(101.3)	(45.5)	44.92
Goodwill amortization	(3.0)	(1.8)	(1.2)	65.35
Income before taxes	**520.8**	**423.2**	**97.6**	**23.06**
Net consolidated income	**430.9**	**390.3**	**40.6**	**10.39**
Net attributable income	**415.4**	**373.9**	**41.5**	**11.10**

Banesto: Business

Gross loans (EUR Million)



+14.7%
Dec '00
Dec '01
-0.7%
803
797
7,221
8,935
+23.7%
12,305
13,324
+8.3%
+28.5%
1,858
2,387
Public sector
Private sector Secured loans
Private sector other loans
Non-resident sector

Banesto: Business

Total customer funds (EUR Million)



+9.0%
Dec '00
Dec '01
19,530
20,263
+3.8%
711
1,050
+47.7%
3,207
3,225
+0.6%
1,323
1,934
+46.2%
8,969
10,290
+14.7%
Public sector
Private sector
Non-resident sector
Debt securities and subordinated debt
Managed funds

	EUR Mill.	Var. (%) 12.01 / 12.00
▪ Demand deposits & saving accounts	9,142	+5.6%
▪ Time deposits	4,410	-28.0%
▪ REPOs	6,711	+41.5%

In Retail Banking in Spain (Banesto included) net interest revenue grows for the eighth quarter running, maintaining customer spreads

In percentage terms



Yield
6.07 5.69 5.30 5.21 5.34 5.54 5.97 6.26 6.42 6.42 6.30 6.12
Spread
4.65 4.47 4.17 4.01 4.05 4.10 4.39 4.44 4.51 4.58 4.58 4.60
Cost
1.42 1.22 1.13 1.20 1.29 1.44 1.58 1.82 1.91 1.84 1.72 1.52
Q1'99 Q2 Q3 Q4 Q1'00 Q2 Q3 Q4 Q1'01 Q2 Q3 Q4

NOTE: SAN + Banesto + Hispamer networks

Santander Central Hispano

Retail Banking Abroad

EUR Million	Jan-Dec 2001	Jan-Dec 2000	Variation Amount	Variation (%)
Net interest revenue	**6,665.5**	**4,860.7**	**1,804.7**	**37.13**
Net fees and commissions	1,889.0	1,358.1	530.9	39.09
Basic revenue	**8,554.4**	**6,218.8**	**2,335.6**	**37.56**
Trading gains	579.3	324.5	254.8	78.51
Net operating revenue	**9,133.8**	**6,543.3**	**2,590.4**	**39.59**
Personnel and general expenses	(4,618.7)	(3,546.3)	(1,072.4)	30.24
a) Personnel expenses	(2,656.4)	(1,901.0)	(755.4)	39.74
b) General expenses	(1,962.3)	(1,645.3)	(317.0)	19.27
Depreciation	(501.3)	(398.4)	(102.9)	25.84
Other operating costs	(170.1)	(112.0)	(58.0)	51.80
Net operating income	**3,843.6**	**2,486.6**	**1,357.0**	**54.57**
Income from equity - acc. holdings	(14.0)	6.6	(20.7)	--
Other income	(651.4)	(171.6)	(479.8)	279.66
Net provisions for loan - losses	(1,077.4)	(739.6)	(337.8)	45.68
Goodwill amortization	0.0	0.0	0.0	--
Income before taxes	**2,100.9**	**1,582.1**	**518.8**	**32.79**
Net consolidated income	**1,809.0**	**1,315.0**	**494.0**	**37.56**
Net attributable income	**1,592.5**	**1,034.6**	**557.9**	**53.92**

Asset Management and Private Banking

EUR Million

	Jan-Dec 2001	Jan-Dec 2000	Variation Amount	Variation (%)
Net interest revenue	**181.8**	**132.4**	**49.5**	**37.39**
Net fees and commissions	867.2	727.2	140.0	19.25
Basic revenue	**1,049.0**	**859.6**	**189.4**	**22.04**
Trading gains	12.5	22.5	(10.0)	(44.35)
Net operating revenue	**1,061.5**	**882.1**	**179.5**	**20.34**
Personnel and general expenses	(453.8)	(409.6)	(44.3)	10.81
a) Personnel expenses	(286.9)	(246.0)	(40.9)	16.62
b) General expenses	(167.0)	(163.6)	(3.4)	2.07
Depreciation	(57.0)	(52.0)	(5.0)	9.65
Other operating costs	0.9	(5.4)	6.3	--
Net operating income	**551.6**	**415.1**	**136.4**	**32.86**
Income from equity - acc. holdings	63.3	41.4	21.8	52.71
Other income	(22.6)	(40.4)	17.8	(44.11)
Net provisions for loan - losses	(2.6)	(2.4)	(0.1)	4.42
Goodwill amortization	0.0	0.0	0.0	--
Income before taxes	**589.7**	**413.7**	**176.0**	**42.54**
Net consolidated income	**417.9**	**320.8**	**97.2**	**30.29**
Net attributable income	**386.2**	**289.8**	**96.4**	**33.27**

Global Wholesale Banking

EUR Million	Jan-Dec 2001	Jan-Dec 2000	Variation Amount	Variation (%)
Net interest revenue	**618.6**	**486.1**	**132.6**	**27.27**
Net fees and commissions	383.5	375.0	8.5	2.26
Basic revenue	**1,002.1**	**861.1**	**141.0**	**16.38**
Trading gains	72.5	126.8	(54.3)	(42.82)
Net operating revenue	**1,074.6**	**987.8**	**86.8**	**8.78**
Personnel and general expenses	(426.7)	(434.3)	7.5	(1.74)
a) Personnel expenses	(280.6)	(286.2)	5.7	(1.98)
b) General expenses	(146.2)	(148.0)	1.9	(1.26)
Depreciation	(28.9)	(40.6)	11.7	(28.83)
Other operating costs	(2.5)	12.3	(14.8)	--
Net operating income	**616.5**	**525.3**	**91.2**	**17.36**
Income from equity - acc. holdings	0.0	0.0	0.0	--
Other income	(19.5)	(3.8)	(15.7)	414.58
Net provisions for loan - losses	(63.1)	(78.0)	14.9	(19.12)
Goodwill amortization	0.0	0.0	0.0	--
Income before taxes	**533.9**	**443.5**	**90.4**	**20.38**
Net consolidated income	**397.1**	**339.5**	**57.5**	**16.95**
Net attributable income	**392.5**	**339.7**	**52.8**	**15.55**

Corporate Activities

EUR Million

	Jan-Dec 2001	Jan-Dec 2000	Variation Amount	Variation (%)
Net interest revenue	**(441.6)**	**(188.9)**	**(252.7)**	**(133.82)**
Net fees and commissions	(40.2)	(32.9)	(7.3)	(22.23)
Basic revenue	**(481.8)**	**(221.7)**	**(260.1)**	**(117.28)**
Trading gains	(63.1)	155.2	(218.3)	--
Net operating revenue	**(544.9)**	**(66.5)**	**(478.4)**	**--**
Personnel and general expenses	(471.8)	(420.3)	(51.5)	12.25
a) Personnel expenses	(251.9)	(177.8)	(74.0)	41.64
b) General expenses	(219.9)	(242.5)	22.6	(9.31)
Depreciation	(120.6)	(95.2)	(25.4)	26.70
Other operating costs	6.4	9.1	(2.6)	(29.03)
Net operating income	**(1,130.8)**	**(572.9)**	**(557.9)**	**(97.37)**
Income from equity - acc. holdings	410.9	630.0	(219.1)	(34.78)
Other income	1,876.1	219.4	1,656.7	--
Net provisions for loan - losses	3.0	66.1	(63.1)	(95.47)
Goodwill amortization	(1,869.9)	(596.7)	(1,273.2)	213.37
Income before taxes	**(710.7)**	**(254.2)**	**(456.6)**	**(179.63)**
Net consolidated income	**(563.2)**	**(106.5)**	**(456.8)**	**(429.09)**
Net attributable income	**(1,133.5)**	**(575.5)**	**(558.0)**	**(96.96)**

OTHER INFORMATION

Portugal proforma*

EUR Million

	Jan-Dec 2001	Jan-Dec 2000	Variation Amount	Variation (%)
Net interest revenue	**688.5**	**519.0**	**169.5**	**32.66**
Net fees and commissions	195.1	168.1	27.0	16.04
Trading gains	48.4	29.2	19.2	65.78
Net operating revenue	**931.9**	**716.3**	**215.6**	**30.11**
Personnel and general expenses	(458.1)	(374.9)	(83.2)	22.20
a) Personnel expenses	(306.2)	(229.7)	(76.5)	33.32
b) General expenses	(151.9)	(145.2)	(6.7)	4.62
Depreciation	(64.4)	(44.6)	(19.8)	44.33
Other operating costs	(2.1)	(1.3)	(0.8)	61.75
Net operating income	**407.3**	**295.4**	**111.8**	**37.85**
Income from equity - accounted holdings	2.9	0.1	2.9	--
Other income	(53.2)	(26.4)	(26.9)	101.96
Net provisions for loan - losses	(54.6)	(93.2)	38.7	(41.49)
Goodwill amortization	0.0	0.0	0.0	--
Income before taxes	**302.4**	**175.9**	**126.5**	**71.91**
Net consolidated income	**247.5**	**154.1**	**93.4**	**60.61**
Minority interests	47.4	43.5	3.9	8.97
Net attributable income	**200.0**	**110.6**	**89.5**	**80.94**

(*) Proforma includes: Retail Banking, Asset Management and Private Banking and Global Wholesale Banking

The Group in Latin America



EUR Million	
LOANS	51,781
% of Group total	29%
TOTAL CUSTOMER FUNDS	100,350 (1)
% of total Group	30%
NET ATTRIB. INCOME (PROFORMA)	1,688
% of Group total (*)	38%

(*).- Business areas + Industrial Group and Alliances (excluding the capital gains arising from the sale of Vodafone shares)

(1) Managed portfolios included

Latin America proforma (1)

EUR Million

	Jan-Dec 2001	Jan-Dec 2000	Variation Amount	Variation %
Net interest revenue	**5,943.1**	**4,201.6**	**1,741.5**	**41.45**
Net fees and commissions	2,284.4	1,673.2	611.3	36.53
Trading gains	544.0	315.0	229.0	72.72
Net operating revenue	**8,771.5**	**6,189.7**	**2,581.8**	**41.71**
Personnel and general expenses	(4,339.6)	(3,281.9)	(1,057.7)	32.23
a) Personnel expenses	(2,481.1)	(1,760.8)	(720.4)	40.91
b) General expenses	(1,858.4)	(1,521.1)	(337.3)	22.18
Depreciation	(468.4)	(381.1)	(87.3)	22.91
Other operating costs	(168.9)	(116.1)	(52.8)	45.45
Net operating income	**3,794.7**	**2,410.6**	**1,384.0**	**57.41**
Income from equity - acc. holdings	35.4	47.7	(12.3)	(25.83)
Other income	(613.3)	(176.5)	(436.7)	247.38
Net provisions for loan - losses	(979.2)	(601.9)	(377.2)	62.67
Goodwill amortization	0.0	0.0	0.0	--
Income before taxes	**2,237.6**	**1,679.8**	**557.7**	**33.20**
Net consolidated income	**1,886.7**	**1,397.9**	**488.8**	**34.97**
Minority interests	198.5	262.9	(64.4)	(24.48)
Net attributable income	**1,688.2**	**1,135.1**	**553.2**	**48.73**
Total US$	**1.510,3**	**1.045,9**	**464,4**	**44,40**

(1).- Proforma includes: Retail Banking, Asset Management and Private Banking and Global Wholesale Banking

Note: Excluding goodwill amortization, financing costs and special reserve for Argentina

Santander Central Hispano

"Proforma" Group net attributable income in Latam

EUR Million	Jan-Dec 2001	Jan-Dec 2000	
Mexico	583.4	269.4	↑
Brazil	664.2	266.5	↑
Chile	290.2	270.4	↑
Argentina	58.0	231.3	↓
Venezuela	136.1	111.5	↑
Puerto Rico	35.2	76.6	↓
SUBTOTAL	**1,767.1**	**1,225.7**	↑
Peru	6.5	-28.8	↑
Uruguay	4.2	17.1	↓
Colombia	-29.4	7.4	↓
Bolivia	9.6	-20.8	↑
Paraguay	1.1	1.1	↓
Rest	-70.9	-66.6	
TOTAL	**1,688.2**	**1,135.1**	↑
Total US$	1,510.3	1,045.9	↑

"Proforma" includes: Retail Banking, Asset Management and Private Banking and Global Wholesale Banking

Note: Excluding goodwill amortization, financing costs and special reserve for Argentina

Average exchange Euro/US$: Jan-Dec. '00: 0.9214
Jan-Dec. '01: 0.8946

Santander Central Hispano

Management in Latam as of December 2001
Business: Loans

Market share



9.9%
10.5%
Dec. '00
Latest available

EUR Million	Volume: Amount 12.01	Volume: Var. 12.00 (%)	Mkt. Share: Latest available
BRAZIL	6,322	-0.6	4.6%
MEXICO	16,839	3.3	10.4%
ARGENTINA	4,368	-38.6	8.3%
CHILE	13,532	-1.2	27.6%
PTO. RICO	5,373	8.8	15.2%
VENEZUELA	2,839	5.6	16.2%
SUBTOTAL	49,273	-3.6	11.1%
COLOMBIA	599	-27.5	2.8%
PERU	919	-7.7	9.1%
URUGUAY	543	2.9	8.4%
BOLIVIA	378	-38.8	13.5%
PARAGUAY	69	4.8	3.8%
PANAMA	0	-99.7	--
TOTAL	51,781	-4.5 (*)	10.5%

(*) Exchange rate effect excluded: 0.0%

Santander Central Hispano

Management in Latam as of December 2001
Business: Total on-balance sheet customer funds



Market share (**)
10.3%
10.4%
Dec. '00
Latest available

(**) Market share in deposits

EUR Million	Volume: Amount 12.01	Volume: Var. 12.00 (%)	Mkt. Share (**): Latest available
BRAZIL	8,641	-15.5	4.6%
MEXICO	23,915	20.3	14.1%
ARGENTINA	5,460	-37.1	7.9%
CHILE	16,808	3.1	26.1%
PTO. RICO	5,714	9.6	15.4%
VENEZUELA	4,977	5.6	16.6%
SUBTOTAL	65,514	0.8	11.1%
COLOMBIA	766	-28.0	3.3%
PERU	1,241	8.4	5.6%
URUGUAY	719	26.3	5.8%
BOLIVIA	575	-33.7	16.2%
PARAGUAY	94	-6.8	4.5%
PANAMA	3	-94.1	--
TOTAL (*)	68,911	0.1 (*)	10.4%

(*) Exchange rate effect excluded: 4.9%

Management in Latam as of December 2001
Business: Mutual funds



Market share
7.2%
8.2%
Dec. '00
Latest available

	Volume		Mkt. Share
EUR Million	Amount 12.01	Var. 12.00 (%)	Latest available
BRAZIL	7,223	5.8	4.5%
MEXICO	4,837	139.8	12.4%
ARGENTINA	308	-79.9	13.6%
CHILE	1,563	1.4	24.8%
PTO. RICO(1)	334	--	21.8%
VENEZUELA	7	--	9.3%
SUBTOTAL	14,271	19.8	8.1%
COLOMBIA	169	64.4	6.1%
PERU	244	119.3	20.1%
URUGUAY	44	115.7	16.3%
TOTAL (*)	14,729	20.6 (*)	8.2%

(*) Exchange rate effect excluded: 30.7%

(1).- Managed portfolios included

Management in Latam as of December 2001
Business: Pension funds



Market share
14.4%
13.9%
Dec. '00
Latest available

	Volume		Mkt. Share
EUR Million	Amount 12.01	Var. 12.00 (%)	Latest available
MEXICO	2,732	70.1	9.0%
ARGENTINA	3,222	-9.7	23.4%
CHILE	4,404	3.0	11.0%
SUBTOTAL	10,358	9.6	13.7%
COLOMBIA	951	77.5	12.7%
PERU	1,134	36.1	28.1%
URUGUAY	230	203.4	18.2%
TOTAL (*)	12,673	16.3 (*)	13.9%

(*) Excluding new acquisitions and exchange rate effect : 17.1%

Credit risk performance according to Spanish criteria

	NPL ratio (%)				
	Dec. 2001	Sep. 2001	Jun. 2001	Mar. 2001	Dec. 2000
Brazil	4.30	5.32	5.82	5.93	7.07
Mexico	1.49	1.68	1.60	2.76	3.48
Argentina	4.96	4.61	4.03	4.54	4.65
Chile	3.01	3.35	3.66	2.31	2.23
Puerto Rico	2.45	2.21	2.21	1.73	1.48
Venezuela	5.69	6.12	5.87	6.34	6.48
Colombia	11.31	15.72	12.45	12.03	10.71
Peru	11.44	17.18	18.94	20.68	22.32
Uruguay	3.57	2.91	2.23	1.74	1.37
Bolivia	12.32	22.94	23.15	23.21	21.42
Paraguay	5.23	7.65	6.44	8.89	9.05
TOTAL	3.32	3.99	3.99	4.10	4.52

Credit risk performance according to Spanish criteria

	NPL coverage (%)				
	Dec. 2001	Sep. 2001	Jun. 2001	Mar. 2001	Dec. 2000
Brazil	175.0	148.1	151.8	156.0	140.6
Mexico	170.2	159.4	157.1	108.6	92.9
Argentina	100.2	98.5	96.0	96.0	95.5
Chile	113.1	109.4	107.2	136.5	140.1
Puerto Rico	99.3	96.8	93.1	103.4	117.3
Venezuela	110.3	118.6	140.2	150.5	133.7
Colombia	122.8	82.7	87.6	83.7	79.7
Peru	104.1	86.8	78.4	72.7	70.1
Uruguay	119.8	114.2	125.9	149.5	164.7
Bolivia	115.1	103.7	93.4	86.9	85.0
Paraguay	146.5	111.9	141.9	124.4	119.8
TOTAL	128.6	126.3	124.2	117.8	109.6

Retail Banking in Latin America

Exchange rates vs. Euro

	31.12.00	31.03.01	30.06.01	30.09.01	31.12.01
US$	0.93	0.88	0.85	0.91	0.88
ARGENTINA	0.93	0.88	0.85	0.91	0.88(*)
BOLIVIA	5.91	5.74	5.58	6.15	6.00
BRAZIL	1.81	1.91	1.96	2.43	2.05
COLOMBIA	2,074.6	2,041.6	1,952.9	2,127.7	2,020.4
CHILE	531.6	523.6	531.6	635.8	575.0
MEXICO	8.92	8.37	7.70	8.66	8.05
PARAGUAY	3,294.8	3,368.1	3,437.7	4,078.1	4,084.8
PERU	3.28	3.11	3.04	3.21	3.04
URUGUAY	11.61	11.44	11.57	12.50	12.29
VENEZUELA	650.2	624.0	609.0	678.0	674.2

(*) 1.50 including the devaluation of the Peso in January 2002

Santander Central Hispano

AENOR
ER
Empresa Registrada
ER-0000/0/00

CERTIFIED
IQNet
QUALITY SYSTEM

02
Member of Dow Jones Sustainability Indexes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL HISPANO, S.A.

Date: February 21, 2002

By: ______________________

Name: *Antonio Aparicio*

Title: Senior Vice President